Filed by Freenome Holdings, Inc.
Pursuant to Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Perceptive Capital Solutions Corp
(Commission File No. 001- 42126)

The following is a presentation presented by Freenome Holdings, Inc. on May 19, 2026:

 Harnessing the Power of a Multiomics, AI/ML-Based Platform Learning Engine  Setting a New Pace for Early Cancer Detection  May 2026  Analyst Day

 Disclaimer  This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to an investment in connection with a potential business combination between Freenome Holdings, Inc. (“Freenome” or the “Company”) and Perceptive Capital Solutions Corp (“PCSC”) (such business combination, the “Proposed Business Combination”), and the related transactions, including a potential investment in the post-closing combined company (together with the Proposed Business Combination, the “Proposed Transactions”), and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below.   This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation does not constitute either advice or a recommendation regarding any securities. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the securities or of the Proposed Business Combination contemplated hereby or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense.   No representations or warranties, express or implied are given in, or in respect of, this Presentation or with respect to the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will PCSC, Freenome, any bank serving as a placement agent in the Proposed Transactions (“Placement Agents”) or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers, or agents be responsible or liable for any direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Freenome’s forward-looking statements related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of its test or products, and the size and growth potential of the markets for Freenome’s tests or products are based upon but not limited to third-party research and Freenome’s experience in the industry. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Freenome or the Proposed Transactions.  Viewers of this Presentation should each make their own evaluation of Freenome and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.  Nothing herein should be construed as legal, financial tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Nothing contained herein shall be deemed advice or a recommendation to any party to enter into any transaction or take any course of action. You are also reminded that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from Freenome from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information.

 Disclaimer (Cont’d)  Participants in the Solicitation  In connection with the Proposed Business Combination, PCSC and Freenome have prepared and filed with the SEC a registration statement containing a preliminary proxy statement of PCSC and a preliminary prospectus with respect to securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, PCSC will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its shareholders as of a record date to be established for voting on the Proposed Business Combination. Shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about PCSC, Freenome and the Proposed Business Combination. Shareholders are able to obtain free copies of the preliminary proxy statement/prospectus, and will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Corporate Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Corporate Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.  This Presentation is not a substitute for the registration statement or for any other document that PCSC and Freenome may file with the SEC in connection with the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT FILED WITH THE SEC, AND ALL OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by PCSC, without charge, at the SEC’s website located at www.sec.gov.   Forward Looking Statements  Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the Proposed Transactions; and expectations relating to the Proposed Transactions, including the use of proceeds of the Proposed Transactions and Freenome’s expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Proposed Transactions or consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Transactions, or the risk that the approval of the stockholders of PCSC or Freenome is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; matters discovered by PCSC or Freenome as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to Freenome and the combined company; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against PCSC or Freenome related to the Proposed Business Combination; the effects of competition on Freenome’s future business; the amount of redemption requests made by PCSC’s public shareholders; and those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement filed by PCSC and Freenome as co-registrants, containing a preliminary proxy statement of PCSC and a preliminary prospectus with respect to securities to be offered in the Proposed Business Combination, PCSC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2025, and in those documents that PCSC has filed, or will file, with the SEC. Additional risks are described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation.

 Disclaimer (Cont’d)  Neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this Presentation.  Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.  Images  This Presentation includes images and diagrams of cells, cellular reactions, chemical reactions and physiological reactions. All such images and diagrams are for illustrative purposes only. Such images and diagrams should not be relied upon or construed by investors as an indication or assurance that such cellular reactions, chemical reactions or physiological reactions have already taken place or will take place in the future.  Market Data and Other Information  This Presentation discusses market trends that Freenome’s leadership team believes will impact the development and success of Freenome based on its understanding of the market. The information contained herein is being presented by PCSC and Freenome and not prepared nor independently verified by the Placement Agents. Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and PCSC and Freenome’s own internal estimates and research, which are derived from the respective views of internal sources as well as independent sources. None of Freenome or PCSC has independently verified the data obtained from third-party sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while PCSC and Freenome believe their internal research is reliable and included this in good faith, such research has not been verified by any independent source and PCSC and Freenome cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with PCSC and Freenome. Neither PCSC nor Freenome assume any obligation whatsoever to update the information in this Presentation.   Perceptive Advisors, LLC  Funds managed by Perceptive Advisors, LLC (“Perceptive Advisors”) have an investment in Freenome and intend to make an additional investment in Freenome in connection with its proposed business combination with PCSC. Additionally, the sponsor of PCSC is an affiliate of Perceptive Advisors. The Chairman of PCSC founded Perceptive Advisors, the Chief Executive Officer of PCSC is the Chief Investment Officer of Perceptive Advisors and the Chief Business Officer of PCSC is a Managing Director at Perceptive Advisors.  Trademarks  This Presentation contains trademarks, service marks, trade names, and copyrights of PCSC, Freenome, and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with PCSC or Freenome, an endorsement or sponsorship by or of PCSC or Freenome or a guarantee that PCSC or Freenome will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that PCSC or Freenome will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

 Session 1:  Overview and objectives for the day  Aaron Elliott (CEO)  Riley Ennis (Co-Founder, CPO)

 Analyst Day Agenda  May 19, 2026 | 8:00 AM to 2:00 PM  8:00-8:15  Welcome & Breakfast  8:15-8:30  Session 1: Overview and objectives for the day  Aaron + Riley  8:30-8:50  Session 2: Investment thesis & highlights  Aaron  8:50-9:20  Session 3: Product & platform architecture  Riley + Jimmy  9:20-9:50  Session 4: CRC & Lung anchors  9:50-10:00  Break  10:00-10:30  Session 5: Product & reimbursement deep dive  Rob + Riley + Jimmy  10:30-11:00  Session 6: Commercial model & health-system strategy  Aaron + Rob  11:00-11:25  Session 7: Integrated AI/ML roadmap  Riley + Jimmy  11:25-11:45  Session 8: Roadmap & future milestones  Aaron + Riley  11:45-12:15  Lunch, hosted analyst tables  ExCom hosts  12:15-12:35  Session 9: Operations & Lab  Jimmy + Riley  12:35-1:00  Lab tour and scale highlights  Riley + Jimmy + Bradley, VP Lab Ops  1:00-1:20  Session 10: Public-company setup & transaction overview  Linh + Riley  1:20-1:45  Moderated Q&A  Aaron + IR moderator + ExCom  1:45-2:00  Session 11: Closing remarks & key takeaways  Aaron + Riley  Sally + Jimmy + Riley

 Source: HealthTech Company Overview - Freenome (YouTube)

 Today’s key leadership team presenters and participants  Sally Howard, JD  SVP, Regulatory & Quality  Bradley Carr  VP, Lab Operations  Aaron Elliott, PhD  Chief Executive Officer  Riley Ennis  Co-Founder, Chief Product Officer  Linh H. Le  Chief Financial Officer  Julie Tran  Chief People Officer  Jimmy Lin MD, PhD  Chief Scientific Officer  Thomas Fitzpatrick  Chief Legal Officer  Rob Guigley  Chief Commercial Officer

 Key Investment Highlights  Aim to transform early cancer detection with a suite of blood-based tests that target a $50B market opportunity  1  Our tests are built on a novel multiomics, AI/ML-based platform, which is designed to deliver sustainable performance advantages, data moat, and rapid test versioning  2  Population-level CRC screening is the foundation for our personalized multi-cancer early detection (MCED) strategy across 10+ indications  5  Leveraging an experienced leadership team, strategic and R&D partners (e.g., Exact Sciences, Roche), and a deep, diverse investor base to realize our vision  6  Initially focused on the large, well-established colorectal cancer (CRC) screening market, where our test is designed to deliver high sensitivity at the earliest and most treatable stages of disease  3  Partnership with Exact Sciences is positioned to accelerate market adoption, integration into primary care practice, and advancement of our platform  4

Freenome at a glance

Our mission is to save lives through early cancer detection using a simple blood test

2014	~390	~205
Founded	Total Employees	R&D Scientists

~80%	~120k sq ft
Automated Lab Process	Clinical and R&D Lab Space

Campus and lab infrastructure built for scale


Freenome

Freenome Work Cell



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 ~$1.3 Billion raised from a diverse, deep investor base including strategics  Technology  Biotech  Health care  Biopharma &other strategics  Mutual &public funds  *Subset of current investors.

Multiple value-driving catalysts on the horizon in CRC, lung, and personalized cancer detection (PCD)*

Anticipated Milestones**	2025	2026		2027	
	H2	H1	H2	H1	H2
SimpleScreen CRC v1	LDT EAP Launch	ACS Guideline Update	PMA Approval & IVD Launch; CMS Coverage		USPSTF Guidelines
SimpleScreen CRC v2	Head-to-Head v1 vs. v2 Run- In Study (ASCO-GI, '26)	Final AV/CV	sPMA Submission	PMA Approval & IVD Launch	
Lung v1		LDT AV/CV	LDT Launch	PROACT Enrollment Completion	AV/CV
Personalized Cancer Detection		PCD Multiomics Readout 1		PCD Multiomics Readout 2	
				First Wave PCD LDT Launch	Second Wave PCD LDT Launch

*Assumes the $525M pro-forma cash available at closing; **Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions, approvals and AV/CV readouts are subject to additional discussions with regulators and are not guaranteed. Guideline updates are contingent on external policies and government resources that may impact coverage, reimbursement, and adoption of Freenome's tests.

Early Access Program (EAP); Analytical/Clinical Validation (AV/CV); United States Preventive Services Task Force (USPSTF); Laboratory Developed Test (LDT); In Vitro Diagnostic (IVD)

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 Session 2:  Investment Thesis & Highlights  Aaron Elliott (CEO)

Freenome is advancing the future of PCD

Today's cancer screening paradigm is flawed; a new approach is necessary to empower everyone to access recommended cancer screenings

$40B+ annual U.S. cancer-screening cost due to fragmented modalities*[1]

- Colonoscopy / Stool
- Mammography / MRI
- Low-Dose CT
- Endoscopy / Cell Collection
- Ultrasound / CT / AFP

Only ~14% of diagnosed cancers are detected by screening [2]

~50% of cancers detected at advanced stage [3]

~90% 5-year survival rate for certain common cancers when caught early[4]**

With a simple blood test …

… Freenome

Is working toward breaking barriers to early cancer detection and is well-positioned to address a $50B market opportunity [5]

*As of September 2024. Includes facility costs as part of total healthcare costs; ** Common cancers include breast, melanoma of the skin, prostate, thyroid, colon & rectum, kidney & renal pelvis, Non-Hodgkin lymphoma and ovarian. 1. Halpern MT et al., *Ann Intern Med.* (2024); 2. NORC at the University of Chicago. Percent of Cancers Detected by Screening in the US (2022); 3. Crosby D et al., *Science*. (2022); 4. American Cancer Society, Cancer Facts & Figures. (2025) 5. https//www.archivemarketresearch.com/reports/cancer-screening-technology-141728; the estimate was derived using: (1) an estimated U.S. colorectal cancer (CRC) screening-eligible population of approximately 120 million individuals, together with estimates of overlap between CRC-eligible individuals and those eligible for other cancer screening indications based on publicly available screening guidelines, U.S. demographic data, and Medicare/private insurance coverage assumptions; (2) an assumed 84% overlap between the CRC-eligible population and populations eligible for other cancer indications; and (3) an assumed per-test reimbursement rate similar to the $509 rate proposed under the Nancy Gardner Sewell Medicare Multi-Cancer Early Detection Screening Coverage Act. This results in a TAM of at least $50BN and does not take into account additional reimbursement for other cancer indications beyond CRC.

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 Multiomics signals + AI/ML enable early cancer detection   Integrate signals across modalities and improve over time.  Commercial testing generates real-world data for continuous improvement  Real-World Data (RWD) Feedback Loop  Diverse set of signals for early detection across a range of cancers  Combination of numerous signatures enables improved detection of early-stage cancers  Multiomics  AI/ML Feedback Loop  Real World Data  Multiomics Platform  Tumor Heterogeneity  DNA  Proteins  RNA  OtherAnalytes

CRC screening provides the largest, reimbursed entry point for our personalized multi-cancer detection pipeline

Starting with the Largest Screening Population

- **~120M** people in the U.S. are eligible for CRC screening, yet **~40-50M remain unscreened**; CRC remains the world's second deadliest cancers[1]
- Survival rate is 90%+ when CRC is detected and treated before it spreads[2]

SimpleScreen CRC™

CRC Eligible Only

EXACT SCIENCES → Freenome

84% of patients eligible for CRC testing meet criteria for one or more cancer indications on our platform[3]

*Breakdown is based on management estimates.

Sources:
1. Ebner D et al., *JAMA Network Open*. (2024)
2. American Cancer Society, Cancer Facts & Figures. (2025)
3. DeciBio Synthesis and Analysis; Monte Carlo Simulation, April 2026

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 Single Cancer  CRC / AA  Lung  Liver  Etc.  Multi-Cancer  Smoking  Obesity  GERD  Genetic / Other Risk Factors  Single-cancer early detection tests based on reimbursement pathway starting with CRC …   … Is expected to enable future multi-cancer early detection tests leveraging a common platform based on reimbursement pathway specifically tailored to patients’ individual risk profile  Population-level CRC screening, if approved, is the foundation for our personalized multi-cancer detection strategy across 10+ indications run on the same assay platform  *Breakdown is based on management estimates.   *  120M  15M  Lung  30M  Esophageal  5M  Liver  20M  Stomach  5M  Pancreatic  30M  Breast  5M  Uterine  42M  Prostate  10M  Bladder  50M  Ovarian

Freenome combining with Perceptive Capital Solutions to support commercial growth, continued pipeline and platform development, and long-term shareholder value

Freenome entered into an agreement to combine with Perceptive Capital Solutions (Nasdaq:PCSC), a special purpose acquisition company ("SPAC")

$92M	**$240M**	**$108M**
Cash Held in SPAC Trust	PIPE Size	PIPE Commitment from Perceptive and RA Capital
$1.1B	**~$525M**	**Substantial cash runway**
Post-Transaction Equity Value*	Pro Forma Cash [1]	To achieve key milestones

PCSC Sponsor: PERCEPTIVE ADVISORS

- ✓ A leading New York-based investment firm with 26 years of experience investing in the healthcare sector
- ✓ ~$7.5B of assets under management
- ✓ Successful track record of leadership in biotech investing and innovative company formation
- ✓ Has successfully executed and closed four high-profile life sciences deSPACs

Well Capitalized to Support Multiple Clinical and Commercial Value-Driving Catalysts

*Post-transaction equity value assumes no redemptions by PCSC shareholders and a share price of $10.00

1. Reflects (i) Freenome's existing balance sheet cash and marketable securities (estimated $217.5M) as of end of FY25 (ii) the assumed net proceeds of the transaction (assuming no redemptions), and (iii) does not include net proceeds from potential future partner milestones from Exact Sciences.

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 Session 3:  Product & Platform Architecture  Riley Ennis (Co-Founder, CPO)  Jimmy Lin (CSO)

 Freenome’s PCD Approach  Single Cancer Detection (SCD)  Multi Cancer Detection (MCD)  50  Cancers  Sensitivity  Specificity  Multiple Tests  Freenome’s solution  Specificity  Specificity  Sensitivity  Sensitivity

Freenome's parallelized multiomics discovery and high-throughput production platforms to drive blood test development and scalable data generation

Discovery (R&D) Multiomics Platform

Broad Discovery Assays

Proteins **RNA** **DNA** **Other Analytes**

Multiomics and AI/ML Discovery Platform

External Evaluation of Emerging Technologies Leveraging Freenome Prospective Samples

Commercial Testing

High-Throughput, Targeted Assays for Commercial Applications

Embedded Multi-Cancer Signatures

Production Machine Learning Pipeline



Proprietary Automated Work Cells Built for Scale

Individual Reports Delivered Based on Tests Ordered


CRC
Lung
Liver[1]

1 Liver is a pipeline product.

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Differentiated Single-Omic Assay: Non-bisulfite, base-level epigenetic assay

DNA only

Our NGS workflow for methylation and other epigenetic biomarkers uniquely provides multimodal digital outputs at base-level enabling us to capture subtle biological changes important for early-stage lesions and core to any personalized multi-cancer detection indications that shed cfDNA.

Fragment-Level Resolution (Analog)



Cancer Fragment

Healthy

Base-Level Resolution (Digital)



Cancer Fragment

Healthy

Platforms w/ Detection Capabilities

Fragment-Level Resolution (Analog): Freenome, GUARDANT

Base-Level Resolution (Digital): Freenome

Differentiated Approach to Methylation

Our non-bisulfite assay can measure individual base level changes in methylation without degrading cfDNA at the highest resolution digital output (vs. analog) providing unmatched multimodal insights from cfDNA alone.

Cell Free DNA (cfDNA)

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 Multiomics for low and high shedding tumors may be required to reach clinically-meaningful performance levels  Hsu TK et al., Cancer Res. (2021)  Sensitivity (n = 230)  ctDNA shedding rate  Low  High  Sensitivity (n = 39)  DNA + Protein only

Disease detection AI/ML model evolution in anticipation of future commercial data volume

Machine learning

Current and Future Product Models

- Explicit feature engineering informed by biology, assay behavior, and curated priors.
- Statistical / heuristic integration of signal across designed features and modalities.
- Improved generalizability on small-datasets, explainability, and failure-analysis traceability.
- Ceiling: hand-built features can miss high-order patterns as data scale increases.

Prior knowledge, explainability, and small-data generalizability

Deep learning

Future Potential Models

- Model learns representations directly from high-dimensional multimodal data.
- Higher-capacity non-linear signal integration across features and modalities.
- Commercial data flywheel may unlock patterns not encoded in today's features.
- Challenges: large data need, artifact/overfitting control, validation, explainability, and compute/MLOps scale up.

Flexibility, learned features, and scale-driven upside

Increasing training data volume + model capacity

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 Session 4:  CRC & Lung Anchors  Sally Howard (SVP of Quality & Regulatory)  Jimmy Lin (CSO)  Riley Ennis (Co-Founder, CPO)

Freenome Test Pipeline: Anchored by our blood-based CRC v1 screening test meeting the requirements for FDA approval and Medicare coverage

SimpleScreen™

SimpleScreen Test Performance	
SimpleScreen CRC v1 • FDA approval & Medicare reimbursement (expected 2H '26) • Clinically- Validated in PREEMPT CRC, the largest study of its kind (n>40k participants)	**Performance[1,2]*:** **81.1% sensitivity** for CRC **90.4% specificity** 30.5% sensitivity for advanced precancerous lesions (APLs) with high-grade dysplasia 13.7% sensitivity for APLs
SimpleScreen Lung Laboratory-developed test (LDT) with early feasibility shown in case-control study; PROACT Lung PMA study initiated and actively enrolling	**Performance[3]:** **90.7% sensitivity at 50% specificity** **80.4% sensitivity at 75% specificity**
PCD Tests Suite of laboratory-developed tests to be offered based on patient risk profile	**Performance pending single-cancer and multi-cancer readouts 1 and 2 (2H 2026 and 1H 2027)**

The laboratory developed tests have not been reviewed or cleared/approved by U.S. Food and Drug Administration (FDA)

*Study results of observed sensitivity for CRC was 79.2% and specificity for ACN was 91.5%, which was then adjusted to age and sex distribution of 2020 US census population

References: 1 Shaukat A, Burke CA, Chan AT, et al. Clinical Validation of a Circulating Tumor DNA–Based Blood Test to Screen for Colorectal Cancer. JAMA. 2025;334(1):56-63. doi:10.1001/jama.2025.7515. 2. Shaukat A, Meng Z, Kutnik K, et al. Age- and sex-adjusted performance of a colorectal cancer screening test using US census distribution. J Natl Cancer Inst. Published online January 9, 2026:djag007. doi:10.1093/jnci/djag007 3. Presented at AACR 2026

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CRC/AA: Foundational v1 PMA submitted to the FDA (August 2025) and v2 is expected to be filed as a PMA supplement following initial FDA approval



EAP = Early Access Program
PMA Modules 1 & 2 (M1 & M2)
PMA Module 3 (M3)
Final PMA Module (M4)
Initial Commercial Launch (EAP)
FDA PMA Approval
v2 sPMA Submission*
USPSTF Guideline Finalized (2027)
LDT LAUNCH
IVD LAUNCH
Est. Submission
Est.
1H
2H
1H
2H
Part I: v2 Run-In Study
Freenome HQ Lab move and v2 scale up
Part II: Complete v2 AV/CV

2025

- **Prior PMA Modules 1 & 2 reviewed by FDA 2H '24**
- **Module 3 Submission: Submitted 1H '25**
- **Module 4 Submission: Submitted Mid '25**
- **PAI and BIMO Audit Readiness:** 2H '25

2026

- **Successful PAI Inspection** Q1 '26
- **Anticipated IVD Launch Readiness:** 1H '26
- **Anticipated v1 PMA Approval**: Mid '26

*Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions and approvals subject to additional discussions with regulators and are not guaranteed.
Bioresearch Monitoring (BIMO): Pre-Approval Inspection (PAI)

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The v2 NGS assay and computational improvements to drive non-bisulfite, base-level methylation signal with ~3x the number of cfDNA molecules recovered

Test Versioning Programs	Final v2 Design
DNA Extraction	√
NGS Conversion	√
NGS Platform (Library Prep, Multiplex, Capture, Sequencing)	√
Process/reagent variability reduction (Mitigate degradation)	√
Computational	√
Assay Analytical Performance	**~3x cfDNA molecule recovery compared to v1**

Analytical Performance v1 vs. v2



Analytical Improvements in Mean Target Coverage (MTC)
Achieved goal of MTC ≥2,000
Mean Target Coverage (MTC)
2500
2000
1500
1000
500
0
673
1219
2100
v1 Baseline
v2 Initial Design
v2 Final Design

Improved assay performance of the final v2 design over v1 in PREEMPT CRC and the v2 initial design.

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Freenome

Initially focused on the large, reimbursed CRC screening market, where our test is designed to deliver high sensitivity at the earliest and most treatable stages of disease

Starting with the Largest Screening Population

- ~120M people in the U.S. are eligible for CRC screening, yet ~40-50M remain unscreened; CRC remains the world's second deadliest cancers[1]
- Survival rate is 90%+ when CRC is detected and treated before it spreads[2]

SimpleScreen CRC v1: PREEMPT CRC Study

✓ Largest prospective study of its kind (~48k enrolled; ~27k evaluated for v1)

✓ Met all primary endpoints (topline readout in Apr'24)

✓ Designed to meet FDA requirements for a first-line label

✓ Published in JAMA

SimpleScreen CRC v2*

✓ Comprehensive upgrade of v1: assay, automation, algorithm

✓ Improved performance observed in CRC (n = 210) and advanced adenoma (AAs; n = 407 with 329 pre-colonoscopy AAs) detection in head-to-head study with SimpleScreen CRC v1 including pre-colonoscopy non-advanced adenomas and negatives (n = 349) at 90% specificity

SimpleScreen CRC Has Potentially Best-in-Class Performance Amongst Blood-Based Tests

Company	Test	FDA Status	Sensitivity***				Specificity
			Advanced Adenoma	High-Grade Dysplasia	Stage I CRC	Overall CRC	Overall
Freenome	SimpleScreen CRC v1	PMA** Submitted in Aug'25	14%	31%	64%	81%	90%
Freenome	SimpleScreen CRC v2*	sPMA** Submission Anticipated in 2H26	22%	44%	75%	85%	90%
GUARDANT	Shield v1	FDA Approved in Jul'24	13%	23%	55%	83%	90%
GUARDANT	Shield v2	sPMA Submission (To Be Announced)	13%	Not Reported	62%	84%	90%
EXACT SCIENCES	Colon Cancer Blood Test	Unknown	14%	Not Reported	Not Reported	73%	90%

Disclaimer: The data presented above are based on cross-study comparisons and are not based on any head-to-head clinical trials. Cross-study comparisons are inherently limited and may suggest misleading similarities and differences. The values shown in the cross-study comparisons are directional and may not be directly comparable.

*v2 performance contingent on final clinical validation readout; **Premarket Approval (PMA); Supplemental Premarket Approval (sPMA); ***These data are associated to Advanced Colorectal Neoplasia (ACN) or Advanced Neoplasia (AN); All SimpleScreen performance is reported using a pre-specified US Census adjustment to more accurately reflect the intended use population (U.S. FDA. Guidance for Industry: E9 Statistical Principles for Clinical Trials. (1998))

1. Ebner D et al., *JAMA Network Open*. (2024)
2. American Cancer Society, Cancer Facts & Figures. (2025)

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 Improved detection rates were observed for CRC and APLs, including Stage I CRC  0  25  50  75  100  Adjusted sensitivity  CRC adjusted sensitivity by stage  A.  B.  Updated test  Previous test  Overall  I (T1)  II  III  IV  83.5  85.2  68.3  69.9  80.5  86.0  82.5  82.5  97.1  98.4  100.0  100.0  I (T2)  Stage  0  25  50  75  100  Adjusted sensitivity  APL adjusted sensitivity by subtype  Overall  HGD  ≥1.0 cm  ASL  Subtype  Villousgrowth ≥25%  16.3  21.7  40.0  44.4  25.5  22.7  10.0  16.0  11.6  10.9  Source: Shaukat A et al. J Clin Oncol. 2026;44(2_suppl):22-22.

 Updated test showed meaningful improvements in lifetime CRC cases, deaths, and life years gained (LYG)  1. Meester RGS et al. JNCI J Natl Cancer Inst. 2025:djaf277  No screening  Previous test  Updated test  Number per 1000 adults  0  25  50  75  86.4  42.9  39  CRC cases  0  10  20  30  33.3  13.9  12.5  CRC deaths  LYG  229  246  +7%  -10%  -9%  0  50  100  150  200  250  300  Projected incidence, mortality, and LYG outcomes were assessed per 1000 people for a cohort screened from ages 45 to 75 years, using a validated microsimulation model (COSMOS CRC1)  9% reduction in lifetime CRC cases  10% reduction in CRC deaths

The impact of test performance improvement is similar to the population-level impact of reducing the screening age from 50 to 45

- We deployed a microsimulation model (COSMOS-CRC[1]) similar to the models used to inform USPSTF recommendations
- Assumptions: the cohort screened from age 45 to 75 with a triennial blood-based test; individuals with positive results received follow-up colonoscopy; individuals with detected adenomas received surveillance; perfect adherence at all stages
- Outcomes were summarized per 1,000 individuals.
- **The impact of test performance improvement is similar to the population-level impact of reducing the screening age from 50 to 45**

	Lowering Screening Age (2021 USPSTF, all modalities)[2]	SimpleScreen CRC v2 Improvements
CRC Cases Reduced (%)	4-7%	9%
CRC Deaths Reduced (%)	3-4%	10%
Life-Years Gained (%)	8-9%	7%

1. Meester RGS et al. JNCI J Natl Cancer Inst. Published online October 6, 2025:djaf277. 2. Knudsen AB, Rutter CM, Peterse EFP, et al. Colorectal Cancer Screening: An Updated Modeling Study for the US Preventive Services Task Force. JAMA. 2021;325(19):1998–2011. doi:10.1001/jama.2021.5746

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Freenome

Lung: Significant unmet need for ~14-15M individuals annually in the U.S. Eligible for Lung Cancer Screening per Guidelines[1]

Early Detection Makes an Impact


Localized
Metastatic
65%
10%
% Survival over 5 years 2

Lung & Bronchus Survival Rates, Local vs. Metastatic

Low Adherence Rates Despite Guideline Support


~10-15% Adherence 3

Lung Screening Rate, High-Risk Population

Freenome's Lung Target Product Profile: Frontline Screening Triaged by Low-Dose CT (LDCT)

Intended Use Population	≥50 years old 20 pack-year smoking history
Standard-of-Care[4]	LDCT Sensitivity: ~80-90% Specificity: >75%

1.American Lung Association USPSTF Lung Cancer Screening Recommendation Toolkit. (2021) 2. SEER U.S. Age-adjusted five-year relative survival rates (%) by localized vs. metastatic at diagnosis, 2015-2021; 3. American Lung Association's 'State of Lung Cancer' (2024); 4. Screening for Lung Cancer US Preventive Services Task Force Recommendation Statement. *JAMA.* (2021)

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Freenome

 The ability to offer multiple cancer screening tests for eligible populations from a single blood draw could have even greater benefit in increasing adherence  Potter, A et al., (2025). Preventive Health Care Use Among Adults Eligible for Lung Cancer Screening in the US. JAMA, 333(18), 1635-1638.  Dual eligible CCS/LCS individuals underwent CCS > 3X more than LCS  Overall CCS rates only a little lower for eligible vs ineligible LCS individuals  Colorectal Cancer Screening (CCS)  Lung Cancer Screening (LCS)  Dual eligible patients for both lung and other cancer screening recommendations demonstrate higher adherence rates for CRC and breast compared to lung screening recommendations amongst smokers 1

SimpleScreen™ Lung Program: Feasibility Evaluation Cohort

Study Source: Subset of Vallania (NCT05254834)

Design: Case-control

Method: AI/ML-driven multiomics platform developed from training set (136 tissue and 6,716 plasma) and cross-validated in IUP evaluation cohort (673 plasma)

The **evaluation cohort** reflects the SimpleScreen Lung IUP, incorporating **USPSTF 2021** core criteria (aged 50–80, ≳20 pack-years smoking history) while aligning with the **2023 ACS guidelines** by including all former smokers regardless of years since quitting.[1,2]

Training and Cross-Validation Set

AI/ML Classifier

Tissue
N = 136

Plasma
N = 6,716

IUP Evaluation Cohort

CANCER CASES
N = 363

- Age: 50-80 years
- 20+ pack-years
- Stage I (N = 98)
- Stage II (N = 63)
- Stage III (N = 103)
- Stage IV (N = 99)

CONTROLS
N = 310

- Age: 50-80 years
- 20+ pack-years

Artificial Intelligence/Machine Learning (AI/ML); American Cancer Society (ACS); Intended Use Population (IUP); United States Preventive Task Force (USPSTF).
[1]US Preventive Services Task Force et al. *JAMA*. 2021;325(10):962; [2]Wolf AMD et al. *CA Cancer J Clin*. 2024;74(1):50-81.

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Freenome

Assessing Performance Across Lung Cancer Stages & Histological Subtypes

SimpleScreen Lung was evaluated in samples inclusive of stages I-IV and three major histologies.

Evaluation Cohort (Plasma Samples)

	Stage I	Stage II	Stage III	Stage IV	Total
Adenocarcinoma *	67	31	48	62	208
Squamous Cell Carcinoma*	28	23	45	24	120
Small Cell Lung Cancer**	2	9	10	13	34
Unknown Histology	1	0	0	0	1
Total	98	63	103	99	**363**

Negatives (IUP)	**310**
Assays	cfDNA Methylation & Plasma Proteins

Intended Use Population (IUP)-Weighting: Reported sensitivities are adjusted to address differences between the evaluation cohort and literature-reported distributions for stage[1] and histological subtype[2†] for the IUP.

IUP-weighting reweights model performance to match lung cancer IUP histology distributions (55.6% adenocarcinoma, 27.8% squamous cell carcinoma, 16.7% small cell lung cancer) and stage distributions (53.4% Stage I, 12.7% Stage II, 19.6% Stage III, 14.2% Stage IV).
*Adenocarcinomas and Squamous Cell Carcinomas were weighted per stage and subtype. Sensitivity was calculated for each adenocarcinoma x stage and squamous cell x stage combination separately.
**Due to small sample size, Small Cell Lung Cancers were weighted only per subtype and stages were consolidated.
†IUP-weighting assumes 50% adenocarcinoma, 25% squamous cell carcinoma, and 15% small-cell carcinoma, which were rescaled to sum to 100%.

[1]Silvestri GA et al. *Chest.* 2023;164(1):241-251; [2]Gridelli C et al. *Nat Rev Dis Primer.* 2015;1(1):15009.

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Freenome

Multiomics Increases Lung Cancer Detection via Additive cfDNA Methylation and Plasma Protein Signals



True Positive Rate
False Positive Rate
0.0
0.2
0.4
0.6
0.8
1.0
75% spec.
50% spec.
Multiomic: pAUC=0.883
cfDNA Methyl: pAUC=0.853
Protein: pAUC=0.811

IUP-Adjusted Sensitivities

	Specificity	
Model	50%	75%
Multiomic* (cfDNA Methylation + Plasma Proteins)	**90.7%**	**80.4%**
cfDNA Methylation only	85.8%	78.2%
Plasma Proteins only	83.8%	68.7%

Combining base-resolution methylation sequencing and plasma protein immunoassays provides **complementary signals**, showing **numerically higher sensitivity** than single-modality approaches.

*p > 0.05 vs. methylation-only
Partial Area Under Curve (pAUC)

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Freenome

 Robust IUP-Adjusted Sensitivities Maintained Across All Lung Cancer Stages and Three Major Histological Subtypes  95% confidence intervals (CIs) were computed via Wilson’s method.

SimpleScreen™ Lung Program: Feasibility Milestone Achieved

Abstract presented at AACR 2026.

Study Design

- **Study Source:** Subset of Vallania (NCT05254834)
- **Design:** Case-control
- **Method:** AI/ML-driven multiomics platform evaluated in plasma (N = 673)

Feasibility and LDT Validation Underway

- **The Multiomics Advantage:** Adding protein biomarkers **enhanced sensitivity** compared to methylation alone
- **Milestone Achieved:** Feasibility endpoints met (presented at AACR)
- **SimpleScreen Lung LDT launch anticipated alongside SimpleScreen CRC IVD**

IVD Clinical Validation In Parallel

- Additional real-world data (RWD) will be generated through the SimpleScreen Lung LDT on the path to the IVD
- PROACT Lung IVD enrollment ongoing
- PROACT Lung will support AV/CV for the Lung v1 IVD

Lung Feasibility
Complete

SimpleScreen Lung (LDT) CV
Target Readout: Mid-2026
LDT Launch: 2H2026

Pivotal Study: PROACT-LUNG[1] (IVD):
Enrollment Completion ~ 1H2027
Final AV/CV late 2027/early 2028

[1]PROACT-LUNG: Clinical Validation of Freenome Multiomics Blood Test for Lung Cancer Screening (NCT06122077).
Laboratory Developed Test (LDT); Premarket Approval (PMA).

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Freenome

 Session 5:  Product / Reimbursement Deep Dive  Riley Ennis (Co-Founder, CPO)  Rob Guigley (CCO)

PCD to Identify the Right Cancer Test(s) for the Right Patient with CRC and Lung as Freenome's Anchor Indications

ILLUSTRATIVE

Patient Profile

50 years old
Male
GERD
Cirrhosis
Former smoker with a ≥20 pack-year smoking history

Freenome's Personalized Menu

- ☑ **CRC** (Anticipated FDA approval mid-2026)
- ☑ **Lung** (LDT launch Q3 2026)
- ☑ **Liver**
- ☐ **Stomach**
- ☐ **Pancreatic**
- ☐ **Bladder**
- ☐ **Prostate**
- ☐ **Uterine**
- ☑ **Esophageal**

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Freenome

Overlapping Patient Eligibility Drives Personalized Multi-Cancer Testing

Total CRC Screening Population 45+ (~120M+)

Multi-Eligible Personalized Single or Multi-Cancer Patients

~15M Dual Eligible (CRC & Lung)
CRC + Lung (Smokers)

~30M Dual Eligible (CRC & Esophageal)
CRC + Esophageal (GERD)

~5M Dual Eligible (CRC & Pancreatic)
CRC + Pancreatic (family history, cysts/IPMNs, etc)

~20M Dual Eligible (CRC & Gastric)
CRC + Gastric (GIM population)

~5M Dual Eligible (CRC & Liver)
CRC + Liver (Cirrhotic & Hep B/C)

*

Freenome

Full CRC reimbursement to Freenome when ordered alongside any other indication or multi-cancer test

CRC Eligible Only

EXACT SCIENCES → Freenome

10% Royalty to Freenome depending on gross margin

*Breakdown is based on management estimates.

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Freenome

84% of the ~120M patients recommended for CRC screening are potentially eligible for additional cancer indications



Multi-Eligible Personalized Single or Multi-Cancer Patients(1) (2) (3)
Overlapping TAM (# patients)
125.0
100.0
75.0
50.0
25.0
0.0
Lung
Esophageal
Liver
Pancreatic
Gastric
Ovarian
Breast
Uterine
Bladder
Prostate
CRC only
Asymp. MCED
Subtotal

- 42% of CRC patients are eligible for 2+ additional indications
- An **additional ~17M patients are eligible for these cancer indications**, but are not eligible for CRC

1. DeciBio Synthesis and Analysis; Monte Carlo Simulation, April 2026
2. Indication TAM additivity is illustrative and adjusts based on deployment order
3. Indication TAM may be adjusted based on intended use population changes

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Freenome

 Session 6:  Commercial Model & Health-System Strategy  Aaron Elliott (CEO)  Rob Guigley (CCO)

Freenome's Commercial Ecosystem Supports Efficient but Expansive Footprint

Exact Sciences' commercial engine is designed to drive CRC test adoption through primary care channel and allow Freenome to focus on multi-cancer eligible patients (e.g. CRC + lung or CRC + esophageal, etc.) through health systems



Commercial team
1,400+
Health Systems
390+
electronic connections
SimpleScreen
CRC
Healthcare providers
260K+
Payers
865+
in-network

Significant addressable market combined with technological and regulatory requirements activates a multitude of potential sales channels



EXACT SCIENCES
Employers
International
Freenome
Roche
Test kitting (Ex-US)
Sales Data
Real-World Data
Heath systems
Pharma
General provider
Telehealth CIC

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Freenome

 Partnership with Exact Sciences not only validates our CRC data and product-market fit but also provides significant near- and long-term benefits  In August 2025, Freenome announced an exclusive U.S. license agreement with Exact Sciences to commercialize Freenome’s blood-based CRC test if approved in a deal worth up to $885 million  Accelerated market adoption through Exact’s established commercial infrastructure  Royalties on test sales (of up to 10% depending on gross margins)  Up to $885M to further advance platform ($75M upfront payment; $700M in regulatory or market access milestone payments; $60M in funding for joint R&D expenses over three years; and $50M equity investment)  MCED preservation (Freenome retains rights for CRC blood test when ordered with other screening tests for which patients are eligible)  Access to multimodal data from patients to power future AI/ML models across multiple cancer indications, subject to HIPAA  Freenome branding will be utilized

Breakdown of potential $700M regulatory and market access milestone payments

- **$100M CRC v1 first-line FDA approval**
- **$100M CRC v2 first-line sPMA approval and tech transfer to Abbott Cancer Diagnostics (formerly Exact Sciences)**
  - Alternative v2 milestone: $50M minimum; up to $100M total based on v2 performance thresholds shown at right, following first-line FDA approval and partner-lab technology transfer completion[1]
- **$500M upon broad USPSTF A/B recommendation**
  - $250M payable for conditional / alternative USPSTF A/B placement after refusal of one or more non-colonoscopy CRC screening modalities with potential true-up to full $500M upon subsequent broad guideline placement[2]

Potential reductions from $100M alternative CRC v2 milestone

Table 8.2.2 – Alternative Development Milestone Payment	
First-Line FDA Approval for Colorectal Cancer	***Amount of Reduction in Development Milestone Payment (US Dollars)***
(1) Sensitivity is equal to or more than 83%	$0
(2) Sensitivity is equal to or more than 82% but less than 83%	$10,000,000
(3) Sensitivity is less than 82%	$20,000,000
First-Line FDA Approval for Advanced Adenoma	***Amount of Reduction in Development Milestone Payment (US Dollars)***
(1) Sensitivity is equal to or more than 19%	$0
(2) Sensitivity is equal to or more than 17% but less than 19%	$10,000,000
(3) Sensitivity is equal to or more than 15% but less than 17%	$20,000,000
(4) Sensitivity is less than 15%	$30,000,000

1. Alternative v2 payment requires ≥90% specificity and applicable FDA approval / lab transfer conditions.
2. Conditional / alternative USPSTF placement refers to an A/B recommendation with sequencing limitations or alternative category placement.

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Freenome

Freenome and Roche have entered into an exclusive license and option for up to $209M to develop and commercialize an ex-US kitted version of Freenome's Personalized MCED test on Roche's SBX sequencing platform

The deal strengthens Roche's initial investments in Freenome (~$400M before this transaction) and includes:

- **$75M upfront equity investment in the form of a convertible note**, which would convert automatically at a **premium** upon a public listing of Freenome
- **$134M upon the achievement of specified development milestones** related to ex-US IVD kit development and evaluation of the SBX as an alternative sequencing technology
- **Royalties on ex-U.S. IVD kit net test sales ranging from low single digits to mid-teens**
- Access to Freenome MCED IVD kit data if available with proper consents and as allowed under applicable law
- Access to clinical sample cohorts to support Freenome's Lung and other Personalized Multi-Cancer indications

Freenome retains:

- US Multi-Cancer centralized testing
    - Note: CRC ordered alone is licensed to Exact Sciences
- US kitting rights (decentralized)
- Ex-US Multi-Cancer centralized testing (where Roche has a non-exclusive negotiation right)

Freenome | Roche

Ex-US kitted version of Freenome's Personalized MCED

Decentralized Multiomics Testing on Roche Platforms



SBX (NGS)



Elecsys (Non-NGS)

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Freenome

 Differentiated health systems strategy expected to drive testing and achieve low cost per sale through direct integrations  Centralized decision making while covering a large percentage of PCPs has the potential to scale test adoption while maximizing commercial resources  Multi-cancer early detection program interest  User of blood-based CRC through Exact Sciences  Patient demographics and reimbursement by region  Size of system and capabilities (imaging onsite, etc.)  Test results and patient education support   System-wide EMR and physician workflow integration  Patient identification program based on medical screening guidelines utilizing health record data mining and digital tools  Follow-up notification based on recommended testing frequency and positive confirmation navigation support  Health systems early cancer detection program focus  Requires seamless and scalable program  Health system targeting

Freenome Digital Health: To maximize the success of this salesforce we will deploy a reinforcing lever expected to drive adoption and stickiness

Play

- To target health systems, testing companies require a "hook"-a reason that health system leaders should be interested in working with the testing companies
- These reasons include:
  - Makes or saves $$
  - Improves patient care
  - Improves provider satisfaction/workflow
  - Improves performance with quality metrics
- We have developed an approach that tackles all of these: **Freenome Digital Health**

Freenome Digital Health

Key Tenets

- Automation of "rules-based medicine", augmenting providers' care delivery
- Remove virtually all responsibility for timing, patient selection, education, follow up from provider
- Standardized, scalable, comprehensive

- Optimally "sticky"
- Scales
- Programmatic product extension
- Efficient

Freenome Digital Health Program Flow

AI-enabled Identification → Patient engagement → HCP action → Test adherence management (reminders to complete test)** → Results documentation

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Freenome

 Session 7:  Integrated AI/ML Roadmap  Riley Ennis (Co-Founder, CPO)  Jimmy Lin (CSO)

 AI infrastructure under development ahead of commercial launch to activate learning engine with health systems for generating paired molecular and clinical datasets  Freenome provides:  CRC blood-based testing (if approved)  AI-enabled learning engine  Real-world data (RWD) and informatics  Future blood tests (if approved)  Continue to obtain from health plans and health systems:  Claims data for their members including incidental findings of multiple cancer types  Health systems expected to have Electronic Medical Record (EMR) data and other RWD  Vendors will support:  Existing integrations into the healthcare ecosystem to facilitate bi-directional data exchange  Secure cloud-computing environments for large healthcare datasets   AI-Enabled Learning Engine

Freenome is at the intersection of high-volume, longitudinal, and deep molecular data generation with commercial launch underway

Commercial test volumes today only capture 100s of biomarkers[1]

High-dimensional National Genomic Initiatives are costly and take 5-10 years[2]

Ks of tests / ~5-500 biomarkers

Directional view of the potential data volume from CRC screening



4,600
850
528
<250
800
500
415
350
100
EXACT SCIENCES
TEMPUS
natera
Others *
Others

While volumes for commercially available cancer tests today are high, the number of biomarkers tested, and thus utility of the data, is limited

Limited number of genomes sequenced by national genomic institutes even after 5-10 years of data generation, sequencing, and biobanking efforts

* Does not include extrapolation for other blood-based CRC companies.

1. Estimate based on FY2024 Cologuard revenue assuming a ~$500 ASP, Tempus's Q2 '25 reported test volume prorated to generate an annual estimate, Natera's reported oncology testing volume FY2024; 2. Reported genomes sequenced as of 1H2025 from the Emirati Genome Programme, UK Biobank All of Us Research Program, Qatar Genome Programme, and 6 other initiatives from China, the EU, Saudi Arabia, South Korea, Japan, and India.

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Freenome

 Multiple instance learning (MIL) applies a single classification label to a collection (“bag”) of objects (“instances”)  Most instances in the bag are not informative for its label, but a few, key “witness instances” are  The MIL challenge: the learner is never provided with instance-level labels during training, only bag-level labels  Main determinants of MIL performance:  Witness rate: what fraction of instances in a bag are informative?  Signal strength: how much do informative instances stand out from the rest?  Framing early cancer detection as multiple instance learning (MIL)

Extreme-scale MIL: Millions of fragments and ultra-sparse signal

- One bag of cfDNA fragments per patient, and each fragment is an instance
- Each fragment/instance is a unit of reasoning and can be considered as a token
  - Fragments are embedded into multimodal vectors
- **1M to 10M instances/tokens per patient**
- Patient label known during training, but no instance labels available
- In early stage disease, only a handful of fragments are informative
  - **Witness rate <0.0001%**


Non-tumor cfDNA
ctDNA

Typical MIL problems: ~10^4 instances per bag; cfDNA: ~10^7 instances per bag
Standard self-attention would be computationally impractical at this scale

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Freenome

Proprietary Fragment-Level Deep Learning (FLDL) model optimizes learning efficiency in preparation for large commercial data volume for future test versions

Base level methylation results in higher resolution multimodal molecular data



Single sample
Fragment data
M fragments with base-level features
FLDL Model Architecture
Fragment Embedding
Processing and combination of pairwise features into a single fixed-sized vector per fragment
M feature vectors
Sample Embedding
Pooling of **all** learned vectors into a single fixed-sized vector per sample
One feature vector
Output Network
NN to predict target from fixed-sized vector
Modeled jointly with other analyte or 'omic' inputs such as Non-NGS (proteins & autoantibodies)

Freenome's advanced FLDL architecture captures large clinical metadata imaging which in turn optimizes the diagnostic yield to tailor the approach to specific cancers

As test volume scales, the flywheel effect of the platform leads to new signals and improved test versioning as seen with v1 to v2 in CRC

Widrich M et al., *Clin Cancer Res.* (2025)

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Freenome

 FLDL outperforms ML Baseline in an independent clinical cohort 1  Model  APL sensitivity  CRC sensitivity  ML Baseline  27.1%  88.2%  PD-FLDL  30.2%  89.6%  C-FLDL  28.9%  89.1%  ER-FLDL  28.4%  88.2%  PD-MaxPool  19.9%  79.2%  C-MaxPool  17.3%  76.3%  Holdout Clinical Test Cohort   331 negatives and 599 positives, including 388 Advanced Precancerous Lesions (APLs) and 211 CRCs  P-FLDL  C-FLDL (~4X)  ER-FLDL (~10X)   PD-FLDL (1X)  Larger feature set that captures additional multi- cancer features   CRC-focused feature set  Input Space Dimensionality  A “denoised” CRC-focused feature set  1. Clin Cancer Res (2025) 31 (13_Supplement): A045. doi/10.1158/aimachine-A045

 FLDL’s sample embedding: Interpretability and few-shot transfer to new cancer types  High ctDNA  No/low ctDNA  Two-dimensional UMAP of sample-level embeddings shows that ctDNA content is a major axis of separation  Healthy samples co-locate, as do cancer samples — both lung cancer cases and advanced colorectal neoplasia   Challenging CRC clinical blend samples cluster near the border between cancers and healthy samples  Co-location of different cancer types suggests that fine tuning the fully trained CRC FLDL model to other cancer types with far less training data can be an effective few-shot strategy  CRC/APL cases  Lung cases  Challenging clinical blends  Healthy/negative

cfDNA data alone creates deep learning scaling challenges

1 **Current training**
< 10K samples
1-10 M tokens per sample

2 **Future training**
100K - 1M samples
10M+ tokens per sample

3 **Commercial scale inference**
5M samples per year
10M+ tokens per sample
50 trillion tokens per year

Freenome ⟷ NVIDIA

PRESS RELEASE January 12, 2026

Freenome Announces Expanded Artificial Intelligence and Deep Learning Initiatives Accelerated by NVIDIA, to Advance Personalized Multi-Cancer Detection

– Collaboration is designed to improve analytical speed and accuracy of Freenome's blood-based cancer screening tests –

Brisbane, CA (Jan. 12, 2026) — Freenome today announced an initiative to advance its blood-based early cancer screening program by leveraging NVIDIA deep learning technology and expertise to improve the recognition of cancer-specific patterns in the blood at the disease's earliest stages. With NVIDIA accelerated computing, Freenome will scale up training of its proprietary cell-free DNA (cfDNA) fragment-level deep learning (FLDL) models, as well as build an open-source methylation foundational model.

Critical need for NVIDIA next-generation GPUs as training data volume and inference scale grows

Source: 2026 NVIDIA GTC Session S81820

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Freenome

Long-Term Vision: Longitudinal Patient Embeddings

- Repeated blood sampling creates longitudinal molecular signals to potentially enhance accuracy
- Trajectory modeling predicts disease emergence and progression
- Multimodal signals refine patient state representations


Integration of Multiple Time Points throughout the Patient Journey
Risk Stratification
Early Disease Detection
Progression Prediction
Personalized Screening
Freenome Multimodal Foundation Model
cfDNA Sequence & Methylation
cfRNA Signals
Proteomic Markers
Clinical & longitudinal data
Patient-Level Embedding
Adaptation
Real-World Patient Outcomes
Time
Longitudinal Blood Signals

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Freenome

 Session 8: Roadmap & Future Milestones  Aaron Elliott (CEO)  Riley Ennis (Co-Founder, CPO)

Multiple value-driving catalysts on the horizon in CRC, lung, and PCD*

Anticipated Milestones**	2025	2026		2027	
	H2	H1	H2	H1	H2
SimpleScreen CRC v1	LDT EAP Launch	ACS Guideline Update	PMA Approval & IVD Launch; CMS Coverage		USPSTF Guidelines
SimpleScreen CRC v2	Head-to-Head v1 vs. v2 Run- In Study (ASCO-GI, '26)	Final AV/CV	sPMA Submission	PMA Approval & IVD Launch	
Lung v1		LDT AV/CV	LDT Launch	PROACT Enrollment Completion	AV/CV
Personalized Cancer Detection (PCD)		PCD Multiomics Readout 1		PCD Multiomics Readout 2	
				First Wave PCD LDT Launch	Second Wave PCD LDT Launch

*Assumes the $525M pro-forma cash available at closing; **Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions, approvals and AV/CV readouts are subject to additional discussions with regulators and are not guaranteed. Guideline updates are contingent on external policies and government resources that may impact coverage, reimbursement, and adoption of Freenome's tests.

Early Access Program (EAP); Analytical/Clinical Validation (AV/CV); United States Preventive Services Task Force (USPSTF); Laboratory Developed Test (LDT); In Vitro Diagnostic (IVD)

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Personalized Cancer Detection: Product Timeline


CRC V1 approval
Lung LDT launch
CRC/AA v2 & Lung v1 LDT Readouts
PCD Readout
PCD Readout
2H25
1H26
2H26
1H27
2H27

Based on management estimates. Projections are subject to inherent limitations, and timelines for regulatory approvals may vary and are not guaranteed; actual results may differ from expectations. The readouts referenced above are feasibility readouts intended to inform the company for future product offerings and estimated launch dates.

Legend
- ◆ Feasibility Readouts
- ◆ Product Launch

PCD Multiomics Readout 1

Risk-based single-cancer (SCD) readouts:
- 2-3 top indications amongst the 10+ cancers in development

PCD Multiomics Readout 2

Risk-based and asymptomatic MCED readouts:
- 10+ indications

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 Discovery*  Tissue and Plasma Biobanks from Vallania, Sanderson, and other collections  Cancer Signal Origin (CSO) Algorithm Refinement (Backbone to enable Average-Risk MCED)  Personalized Cancer Detection: Discovery Roadmap   *All of the indications are in the discovery phase and there is no set time frame for regulatory approvals at this time. Based on management estimates, which are subject to inherent limitations and are not guaranteed.   Liver  Pancreatic  Gastric   Esophageal  Breast  Ovarian  Prostate  Head & Neck  Uterine/Endometrial  Bladder

 Session 9:   Operations & Lab  Jimmy Lin (CSO)  Riley Ennis (Co-Founder, CPO)  Bradley Carr (VP of Lab Operations)

 Lab & Facilities Tour Primer  Clinical and R&D Lab Space  ~120k sq ft   Automated Lab Process  ~80%  Freenome Work Cell

 Lab & Facilities Tour

 Session 10: Public-Company Setup & Transaction Overview  Linh Le (CFO)  Riley Ennis (Co-Founder, CPO)

 Transaction Summary and Rationale  Transaction Summary  Freenome Holdings, Inc. (“Freenome”) and Perceptive Capital Solutions Corp (“PCSC”, Nasdaq:PCSC) to merge pursuant to a business combination agreement to be entered into between PCSC and Freenome  Freenome is a healthcare company utilizing its understanding of disease-related biology and differentiated multimodal approach to develop and commercialize a suite of novel single- and multi-indication blood-based tests for personalized early cancer detection  PCSC is a special purpose acquisition company sponsored by Perceptive Advisors  Expected post-transaction equity value of approximately $1.1 billion, a $240 million aggregate PIPE, and (assuming no redemptions from PCSC shareholders)  Transaction expected to close in 1H 2026(1)   Transaction Rationale and Use of Proceeds  Provides a more efficient path to public markets in one step  Institutes a pre-established, premier shareholder base capable of supporting Freenome into the future  Enables Freenome to progress through key clinical and commercial value inflection points  Approximately $525.3 million of proceeds from the transaction including existing cash on hand projected on the combined company balance sheet expected to be used primarily for current and future product development, to fund ongoing and new clinical studies, for preparation for commercial launch and expansion of commercial operations(2)(3)  1. Contingent on ongoing SEC review and subject to change.  2. Reflects (i) Freenome’s existing balance sheet cash and investments ($217.5M) as of end of FY25 and (ii) the assumed net proceeds of the transaction.  3. Does not consider anticipated $700M in regulatory or market access milestone payments from Exact Sciences in connection with Freenome’s exclusive license agreement with Exact Sciences.

Terms of Transaction[2]

Shares and $ in thousands (other than share price)

Pro Forma Valuation

	Pipe Price	At Closing
Implied Share Price	**$10.00[1]**	**$10.65[1]**
Pro Forma Shares Outstanding	112,577	112,577
PF Equity Value	**$1,125,770**	**$1,198,945**
Less: PF Cash	$(525,300)	$(525,300)
Plus: PF Total Debt[5]	$41,600	$41,600
Implied PF Enterprise Value	**$642,070**	**$715,245**

Sources of Funds

Cash Held in Trust[3]	$91,900
Third-Party PIPE Investment	$132,446
Perceptive PIPE Investment	$55,000
RA PIPE Investment	$52,554
Cash Balance[3]	$217,500
Total Sources of Funds	**$549,400**

Uses of Funds

Cash to Balance Sheet	$525,300
Estimated Transaction Fees & Expenses[4]	$24,100
Total Uses of Funds	**$549,400**

Pro Forma Ownership

	Shares	%
PCSC Insiders	7,942	7.1%
o/w PIPE Shares	*5,500*	*4.9%*
o/w Sponsor Shares	*2,156*	*1.9%*
o/w Risk Capital Shares	*286*	*0.3%*
PCSC Shareholders	8,625	7.7%
Roche Convertible Note	6,420	5.7%
Rollover Equity	71,090	63.1%
Third Party PIPE Investment	13,245	11.7%
RA PIPE Investment	5,255	4.7%
Totals	**112,577**	**100.0%**

1. $10.00 reflects the price of the PIPE issuance. $10.65 reflects the estimated redemption price
2. Assumes no shareholder redemptions
3. Actual balance at the end of FY25
4. Estimated payment of fees and expenses for both Freenome and SPAC
5. Represents Exact Sciences convertible note at fair value at the end of FY25

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Moderated Q&A

 Session 11: Closing Remarks & Key Takeaways  Aaron Elliott (CEO)  Riley Ennis (Co-Founder, CPO)

 Risk Factors (1 of 14)  Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we and the post-business combination public company will face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be adversely affected. In that event, you could lose all or part of your investment. All references in this section to “we”, “our” or “us” refer both to the business of Freenome Holdings. Inc. (“Freenome”) prior to the consummation of the proposed business combination and to the business of the post-business combination public company and its subsidiaries, as applicable.  The list below has been prepared solely for the purpose of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. Accordingly, the list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Freenome and Perceptive Capital Solutions Corp (“PCSC”) or otherwise with respect to Freenome and PCSC, with the Securities and Exchange Commission (the “SEC”), including the documents filed or furnished in connection with the proposed transactions between Freenome and PCSC. The risks presented in such filings may differ significantly from and be more extensive than those presented below.  Risks Related to Our Business and Financial Condition  We operate in a rapidly evolving field and have a limited operating history, which makes it difficult to evaluate our current business and predict our future performance.  We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur net losses for the coming years.  We may need to raise additional capital to fund our existing operations, develop our platform, commercialize our product or new product candidates or expand our operations.   Raising additional capital may cause dilution to our stockholders, restrict our operations and could cause the price of our common stock to decline.   If we cannot maintain our current collaborations or partnerships, including with Exact Sciences and Roche, and enter into new collaborations or partnerships in a timely manner and on acceptable terms, our efforts to develop and commercialize our products could be delayed or adversely affected.

 Risk Factors (2 of 14)   Risks Related to Our Business and Financial Condition (continued)  Our approach to the development of multiple blood-based screening tests through the use of our technology platform is unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing and launching additional tests.   If we are unable to support demand for SimpleScreen CRC, or future products, if approved, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage our anticipated growth, our business could suffer.  We may experience challenges attracting and retaining qualified personnel due to competitive labor markets and we may be unable to manage our future growth effectively, all of which could make it difficult to execute our business strategy.   If we lose the services of our founder, our Chief Executive Officer, or other members of our senior management team, we may not be able to execute our business strategy.   If our existing facility becomes damaged or inoperable or we are required to vacate our existing facility, our ability pursue our research and development efforts may be jeopardized.   We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.   We face intense competition from other companies and may not be able to compete successfully.   Cybersecurity incidents such as security breaches, loss of data and other disruptions in relation to our information technology systems, as well as those of our third-party service providers, could compromise sensitive information related to our business, prevent us from accessing it and expose us to substantial liability, which could adversely affect our business and reputation.  We, our collaborators and our service providers are subject to a variety of privacy and data security laws, regulations and contractual obligations, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with them could expose us to significant fines and other penalties and otherwise harm our business and operations.

 Risk Factors (3 of 14)   Risks related to Product Development and Commercialization   Failure of, or defects in, our machine learning algorithms, artificial intelligence, and cloud-based computing infrastructure, including interruptions of service through third-party service providers, or increased regulation in the machine learning or artificial intelligence space, could impair our ability to process our data, develop products, or provide test results, and harm our business and results of operations.   Our products, if cleared or approved, may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us. In addition, recalls—whether required or voluntary—can trigger increased regulatory scrutiny of our quality systems, manufacturing processes, and post-market surveillance activities.  The sizes of the markets for our products, if approved, have not been established with precision, and may be smaller than we estimate.   We rely on a limited number of suppliers or, in some cases, sole suppliers, for some of our products and materials and may not be able to find replacements or promptly transition to alternative suppliers.   Risks related to Government Regulation  The regulatory clearance, approval, or certification processes of the FDA and comparable foreign regulatory authorities or notified bodies are lengthy, time-consuming, and unpredictable. If we are ultimately unable to obtain any necessary or desirable regulatory approvals, clearances, or certifications, or if such approvals, clearances, or certifications are significantly delayed, our business will be substantially harmed.  Delays in receipt of, or failure to obtain, required FDA clearances or approvals or approvals required in other jurisdictions for our products in development, or improvements to or expanded indications for our current offerings, could materially delay or prevent us from commercializing or otherwise adversely impact future product commercialization.  Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other government agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized or commercialized in a timely manner, which could negatively impact our business.   Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. In addition, regulatory authorities may require more extensive clinical evidence than we anticipate, and the standards for clinical data adequacy can evolve over time.

 Risk Factors (4 of 14)   Risks related to Government Regulation (continued)  If the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain regulatory clearance or approval for our product candidates or commercialize our products.   Interim, “topline” and preliminary data from our clinical studies that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.   Our products, if cleared or approved, may fail to achieve the degree of market acceptance necessary for commercial success.   In 2024, the FDA finalized a regulation that has been successfully challenged in federal court, pursuant to which the FDA planned to subject LDTs to medical device requirements through a phase-out of its historical policy of enforcement discretion over LDTs over a period of four years. A federal court recently vacated the rule, and the FDA has rescinded the rule.   If the FDA does not have authority to regulate LDTs as medical devices, there could be significant impacts to us and our industry, and our ability to compete could be impaired.   Obtaining and maintaining regulatory authorization of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory authorization of our products in other jurisdictions.   Even if we receive regulatory authorization or certification of our products, we will continue to be subject to extensive regulatory oversight.   The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.   If our products, if approved, result in direct or indirect participant or patient harm or injury, or otherwise involve errors that give rise to legal or regulatory exposure, we could be subject to significant reputational and liability risks.   Our “research use only” and “investigational use only” products could become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations.   If we fail to comply with healthcare and other applicable laws and regulations, we could face substantial penalties and our business, reputation, and operations and financial condition could be adversely affected.

 Risk Factors (5 of 14)   Risks related to Government Regulation (continued)  If third-party payers, including commercial payers and government healthcare programs, do not provide coverage of, or adequate reimbursement for, our tests, our business and results of operations will be negatively affected.   The commercialization of our future products will depend heavily on payer coverage and reimbursement, and we may be unable to obtain or maintain adequate coverage or payment levels.   Traditional fee-for-service Medicare generally does not cover screening tests absent a statutory benefit, and if our future tests are treated as screening tests, our ability to obtain Medicare coverage and reimbursement may be limited, delayed, or require legislative or guideline changes.  Our future products may not receive favorable payment determinations under Medicare, and changes in Medicare payment methodologies, including under the federal law PAMA, could reduce the reimbursement amounts for our tests.   We may be unable to obtain the coding necessary to secure appropriate payment for our future tests, and coding changes may adversely affect reimbursement.   Commercial payer contracting is complex and uncertain, and failure to secure contracted status with key payers could limit adoption of our tests.   Evolving federal and state laboratory regulations, including the CLIA and state licensure requirements, may impose significant costs or delay commercialization of our future tests.  We are subject to extensive federal and state fraud and abuse laws, and failure to comply with these laws could result in significant penalties or impair our ability to commercialize our future products.   Failure to comply with HIPAA, state privacy laws, or international data protection requirements could expose us to liability and disrupt our operations.   Changes in healthcare policy, including future healthcare reform measures, could adversely affect our business.   We are subject to export and import controls, economic sanctions and anti-corruption laws and regulations of the U.S. and other jurisdictions. We can face criminal liability and other serious consequences for violations of these laws and regulations, which can harm our business.   If we or any third-party we engage now or in the future fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could have a material adverse effect on our business.   Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

 Risk Factors (6 of 14)   Risks related to Intellectual Property  If we are unable to obtain and maintain intellectual property protection for our technology, or if the scope of the intellectual property protection we obtain is not sufficiently broad, our competitors may develop and commercialize technology and tests similar or identical to ours, and our ability to successfully commercialize our products may be impaired.   If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.   We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that future patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.   Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.   We may not be able to protect our intellectual property rights throughout the world.   Intellectual property rights do not necessarily address all potential threats to our competitive advantage.   Our success depends on our ability to develop and commercialize our technology without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.   If we fail to comply with our obligations in the agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business.   Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions, subject us to possible litigation or otherwise negatively impact our business.   Developments in patent law could diminish the value of our future patents or otherwise have a negative impact on our business.   Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

 Risk Factors (7 of 14)   Risks related to Intellectual Property (continued)  Future issued patents covering our products and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the U.S. and abroad.   We may be subject to claims asserting that our employees or contractors have infringed, misappropriated or otherwise violated the intellectual property or proprietary rights of their former employers or claims asserting an ownership interest in what we regard as our own intellectual property.   Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common stock to decline.   We may become involved in lawsuits to protect, enforce or defend our intellectual property, which could be expensive, time-consuming and unsuccessful.   If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.   If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.   Risks related to Ownership of Our Stock  Anti-takeover provisions in the Proposed Certificate of Incorporation and Proposed Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of Freenome or changes in Freenome’s management and, therefore, depress the market price of New Freenome Common Stock.   If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.   We do not intend to pay dividends on our capital stock.   If the Mergers do not qualify as a reorganization under Section 368(a) of the Code, holders of Freenome’s securities may be required to pay substantial U.S. federal income taxes.

 Risk Factors (8 of 14)   General risk factors  If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.   Unfavorable global economic conditions could adversely affect our business, financial condition, stock price and results of operations.  We may be a party to litigation in the normal course of business or otherwise, which could affect our business and financial position.   Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.   Changes in tax laws or regulations or exposure to tax liabilities could adversely affect our financial condition and results of operations.   Risks Related to the Business Combination and PCSC   Our Sponsor and our initial shareholders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.   Since the initial shareholders, including PCSC’s directors and officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Freenome is appropriate as our initial business combination. Such interests include that Sponsor, as well as our officers and directors, will lose their entire investment in us if our business combination is not completed.   The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.   The exercise of PCSC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in PCSC’s shareholders’ best interest.   Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, ARYA Sciences Acquisition Corp IV, or their respective business combination targets, may not be indicative of future performance of an investment in PCSC or New Freenome.

 Risk Factors (9 of 14)  Risks Related to the Business Combination and PCSC (continued)  The Business Combination may be completed even though material adverse effects may result from the public announcement or completion of the proposed Business Combination, general business or economic conditions, industry-wide changes, and other causes.   The Freenome Stockholders, the Sponsor and the Perceptive PIPE Investor, will have significant influence over us after completion of the Business Combination.   PCSC and Freenome will incur significant transaction and transition costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to New Freenome for other corporate purposes.   The Business Combination may be subject to antitrust or foreign investment laws and regulations, which may adversely affect our business and results of operations.   The Business Combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the U.S. (“CFIUS”).   Subsequent to consummation of the Business Combination, New Freenome may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.   Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Freenome, some of whom may be from PCSC and Freenome, and some of whom may join New Freenome following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Freenome.   The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Freenome’s actual financial position or results of operations would have been.   The ability of our public shareholders to exercise redemption rights with respect to a large number of our public shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your public shares.

 Risk Factors (10 of 14)   Risks Related to the Business Combination and PCSC (continued)  If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.   During the pendency of the Business Combination, Freenome and PCSC are prohibited from entering into certain transactions that might otherwise be beneficial to Freenome, PCSC or their respective shareholders.   Uncertainties about the Business Combination during the pre-Closing period may cause third parties to delay or defer decisions concerning Freenome or seek to change existing arrangements.   The announcement and pendency of the Business Combination could adversely affect Freenome’s business, cash flows, financial condition or results of operations.   Because PCSC is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.   PCSC shareholders will experience immediate dilution as a consequence of the issuance of New Freenome Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that PCSC’s current shareholders have on the management of New Freenome.   The initial shareholders control the election of the PCSC Board until closing of a business combination and hold a substantial interest in PCSC. As a result, only the initial shareholders may appoint all of PCSC's directors and they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.   The Sponsor, as well as Freenome, our directors, officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our PCSC Class A Shares.   If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in PCSC’s initial public offering).   The PCSC Board may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.   If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the PCSC Board may be exposed to claims of punitive damages.

 Risk Factors (11 of 14)  Risks Related to the Business Combination and PCSC (continued)  If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.   Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.   The Business Combination, and New Freenome after the consummation of the Business Combination, may be materially adversely affected by the recent and ongoing military action between Russia and Ukraine.   Macro-economic turbulence and instability relating to recent and ongoing global conflicts and other drivers of uncertainty may adversely affect our business, investments and results of operations and our ability to successfully consummate the Business Combination.   If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.   New Freenome does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.   The price of New Freenome Common Stock may be volatile.   Since the completion of PCSC’s initial public offering, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies. Accordingly, securities of companies such as ours or the ones from New Freenome following the Business Combination may be more volatile than other securities and may involve special risks.   Securities of companies formed through mergers with special purpose acquisition companies such as the ones from New Freenome may experience a material decline in price relative to the share price of the special purpose acquisition companies prior to the merger.   A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Freenome Common Stock to drop significantly, even if New Freenome’s business is doing well.

 Risk Factors (12 of 14)  Risks Related to the Business Combination and PCSC (continued)  We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.   The Business Combination will result in changes to the composition of the board of directors of Freenome, which may affect the strategy of New Freenome.   The Nasdaq may not list New Freenome’s securities on its exchange, which could limit investors’ ability to make transactions in New Freenome’s securities and subject New Freenome to additional trading restrictions.   Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.   The Perceptive PIPE Investor, an affiliate of our Sponsor, is a significant shareholder of Freenome and has a board designee, which raises potential conflicts of interest.   The fairness opinion obtained by the Special Committee will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.  We are subject to and New Freenome will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both PCSC’s costs and the risk of non-compliance and will increase both New Freenome’s costs and the risk of non-compliance.  Risks Related to the Consummation of the Domestication  The Domestication may result in adverse tax consequences for holders of public shares.   Upon consummation of the Business Combination, the rights of holders of New Freenome Common Stock arising under the DGCL as well as Proposed Governing Documents will differ from and may be less favorable to the rights of holders of PCSC Class A Shares arising under Cayman Islands law as well as our current memorandum and articles of association.   Delaware law and New Freenome’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.   New Freenome’s Proposed Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between New Freenome and its stockholders, which could limit New Freenome’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Freenome or its directors, officers, stockholders, employees or agents.

 Risk Factors (13 of 14)  Risks Related to the Redemption  Public Shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.   If a public shareholder fails to receive notice of PCSC’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.   PCSC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of PCSC’s shareholders do not support it.   If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.   There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.   The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.   Risks if the Adjournment Proposal is Not Approved  If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the chairman of the PCSC Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

 Risk Factors (14 of 14)  Risks if the Domestication and the Business Combination are not Consummated   If we are not able to complete the Business Combination with Freenome nor able to complete another business combination by June 13, 2026, in each case, as such date may be extended pursuant to our Existing Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our PCSC Class A Shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share.   You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares, potentially at a loss.   If we do not consummate an initial business combination by June 13, 2026, our public shareholders may be forced to wait until after June 13, 2026 before redemption from the trust account.   If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through June 13, 2026, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to shareholders of PCSC for their consideration. PCSC intends to file a registration statement on Form S-4 with the SEC, which will include preliminary and definitive proxy statements to be distributed to PCSC’s shareholders in connection with PCSC’s solicitations of proxies from PCSC’s shareholders with respect to the proposed business combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Freenome in connection with the completion of the proposed Business Combination. After the registration statement has been filed and declared effective, PCSC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Freenome stockholders and PCSC shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by PCSC in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about PCSC, Freenome and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by PCSC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward-Looking Statements

 This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the Parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against PCSC or Freenome related to the proposed Business Combination; the effects of competition on Freenome’s future business; the amount of redemption requests made by PCSC’s public shareholders. Additional risks related to Freenome’s business include, but are not limited to: uncertainty regarding outcomes of Freenome’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products; risks associated with Freenome’s efforts to commercialize its product candidates; Freenome’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on Freenome’s business; intellectual property-related claims; Freenome’s ability to attract and retain qualified personnel; and Freenome’s ability to source the raw materials for its product candidates. Additional risks related to PCSC include those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this communication and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement or for any other document that PCSC and Freenome may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by PCSC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.